Exhibit 99.34

THIS PRESS RELEASE AND ANY INFORMATION CONTAINED HEREIN SHALL NOT BE PUBLISHED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO CANADA, SOUTH AFRICA, AUSTRALIA, JAPAN, OR IN OR INTO ANY JURISDICTION WHERE SUCH PUBLICATION OR DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW. PRESS RELEASE Mediaset Board of Directors Meeting 12 November 2019 BOARD APPROVES THE GROUP’S RESULTS FOR THE FIRST NINE MONTHS OF 2019 Mediaset Group Net revenues: €2,030.4 million Operating profit (EBIT): rises to €188.6 million Net profit: up to €101.5 million Ratings: Mediaset retains leadership in both Italy and Spain In Italy, Canale 5 leader in the commercial target in all time bands *** CROSS-BORDER MERGER Update The Board of Directors of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, approved the Group’s interim report for the period to 30 September 2019. Particular note should be made of operating profit (EBIT) and net profit for the period which recorded results ahead of the company’s objectives at the beginning of the year. During the first nine months of the year a number of international development initiatives were launched, principally: - the acquisition, on 29 March, of a 9.6% stake in the German broadcaster ProSiebenSat.1 (reinforced by a further investment just announced by Mediaset España for an additional 5.5%). The friendly entry of the Mediaset Group in ProSiebenSat.1 Media is part of a long-term strategy aimed at creating value in an increasingly international perspective. - the resolutions of the Shareholders of both Mediaset and Mediaset España aimed at creating a new holding company called “MFE-MEDIAFOR EUROPE NV”, incorporated under Dutch law, through the cross-border merger of Mediaset and Mediaset España and the contribution of the stakes held in ProSiebenSat.1 Media. 1

THIS PRESS RELEASE AND ANY INFORMATION CONTAINED HEREIN SHALL NOT BE PUBLISHED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO CANADA, SOUTH AFRICA, AUSTRALIA, JAPAN, OR IN OR INTO ANY JURISDICTION WHERE SUCH PUBLICATION OR DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW. Returning to the results for the first nine months of 2019, the performance of the Mediaset Group in the period can be summarised as follows. • Consolidated net revenues came to €2,030.4 million, compared with €2,433.5 million of the first nine months of 2018. In particular, revenues in Italy totalled €1,371.9 million, compared with €1,737.9 million in the same period of the previous year. In Spain revenues came to €660.7 million, compared with €696.4 million in 2018. These figures were affected by the net fall in the advertising markets in both Italy and Spain. The gross advertising revenues of Mediaset España amounted to €644.0 million (compared with €687.1 million in 2018). In Italy, where - according to the most recent Nielsen data, overall revenues in the first nine months of the year sales were down by -5.3% compared with 2018 - Mediaset’s gross advertising revenues went from €1,458.7 million in the first 9 months of 2018, to €1,332.4 million in 2019. This performance was, as expected, impacted by the lack of advertising sales connected to the Premium Calcio offer, which was still ongoing in the early part of 2018 and the difference with the June-July period of 2018 which included the benefits deriving from Mediaset’s exclusive coverage of the 2018 World Cup in Russia. Meanwhile, on a comparable basis, advertising revenues in the first nine months of 2019 recorded a fall of just -1.3%, markedly lower than the fall in the market as a whole. • The Group’s total operating costs were down to €1,841.8 million, compared with €2,319.0 million in 2018 (-20.6%). The reduction came from both markets of reference, in Italy, costs fell to €1,371.7 million, compared with €1,804.7 million in 2018, while in Spain, the figure fell from €514.8 million to €470.5 million. • The Group’s operating profit (EBIT) amounted to €188.6 million, compared with €114.5 million last year (+64.7%). In Italy the EBIT result, despite the third quarter being physiologically the weakest of the year, was positive at €0.2 million, reversing the negative result (-€66.8 million) of the same period of 2018. In Spain the figure amounted to €190.2 million, compared with €181.7 million in the first nine months of 2018. • The Group’s net profit amounted to €101.5 million, compared with €27.0 million for the same period of 2018, almost four times higher. • The Group’s net debt rose from €877.0 million on 31 December 2018 (including losses identified from 2019 in IFRS 16 of €140.6 million – Leases) to €1,637.1 million on 30 September 2019, reflecting the outgoings made by Mediaset in the first half for the acquisition of a stake in ProSiebenSat.1 Media (€349.1 million), by Mediaset España, for its share buy-back plan (€94.6 million), the distribution of dividends (€46.6 million). Consideration should also be taken of the acquisition made by Mediaset during the third quarter, for a total of €19.3 million, of shares of the subsidiary Mediaset España, corresponding to 1.0% of the circulating capital. It should be noted that the adjusted net financial debt on 30 September 2019, excluding the losses identified pursuant to IFRS 16 and the financial debt deriving from the acquisition of the stake in ProSiebenSat.1 Media, amounted to €735.8 million. • There was a marked improvement in the characteristic cash generation from the businesses in Italy and Spain during the period, reaching €243.4 million, compared with €178.6 million in the first nine months of 2018. • Ratings: In the first nine months of the 2019 Mediaset channels, both in Italy and Spain, confirmed their net leadership among viewers in the commercial target. 2

THIS PRESS RELEASE AND ANY INFORMATION CONTAINED HEREIN SHALL NOT BE PUBLISHED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO CANADA, SOUTH AFRICA, AUSTRALIA, JAPAN, OR IN OR INTO ANY JURISDICTION WHERE SUCH PUBLICATION OR DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW. In Italy, Mediaset is the leader in the 15-64 age-range with a 34.6% share in prime time, with Canale 5 the most popular channel in all time bands. In Spain, the TV channels of Mediaset España confirmed their absolute leadership in the 24-hours with a 28.8% share. Telecinco also confirmed its position as the most popular channel in the whole day (14.5%). FORECAST FOR THE FULL YEAR TV ratings figures for September and October were up and confirm the excellent performance of Mediaset’s new television season which is further enhanced by the offer of exclusive coverage of the matches of the Champions League. A result that improves when we consider the so-called “total audience”, which records also the consumption of TV on a range of digital devices. With regard to the business results, the final part of the year, despite a general market context that is still characterised by enduring poor visibility, the underlying trend in normal business will make it possible to improve on the positive results recorded at the end of the first nine months of 2019. Consequently, for the full year, the expectations for an improvement in consolidated cash generation, operating profit (EBIT) and consolidated net profit (excluding in the comparison with the previous year the impact of the capital gains deriving from the deconsolidation of Ei TGowers and the impairment of Pay TV assets booked at the end of 2018) are confirmed. The executive responsible for the preparation of the Mediaset S.p.A. accounts, Luca Marconcini, declares that, as per para. 2 art. 154-bis, of the Single Finance Bill, that the accounting information contained in this press release corresponds to that contained in the company’s books *** CROSS-BOARD MERGER RESULTS OF THE RIGHTS’ OFFER AND EXPIRATION OF THE TERM FOR THE CREDITORS’ OPPOSITION RIGHT Mediaset S.p.A. (Mediaset) hereby gives notice of the results of the offer – on an option-right basis and on a pre-emptive right basis – of the shares in relation to which the withdrawal right was exercised in relation to the cross-border merger by absorption of Mediaset and Mediaset España Comunicación S.A. (Mediaset España) with and into Mediaset Investment N.V. (the Merger), a Dutch wholly-owned subsidiary of Mediaset which will, upon effectiveness of the Merger, be renamed MFE – MEDIAFOREUROPE N.V. (MFE). Upon expiration of the rights’ offer period (on 6 November 2019), Mediaset shareholders elected to purchase – through the exercise of both the option right and the pre-emptive right pursuant to Article 2437-quater of the Italian Civil Code – No. 239,092 shares in relation to which the withdrawal right was exercised (the Withdrawn Shares) at a price per share equal to Euro 2.770 (corresponding to the withdrawal price of the Withdrawn Shares, established pursuant to Article 2437-ter, paragraph 3, of the Italian Civil Code). 3

THIS PRESS RELEASE AND ANY INFORMATION CONTAINED HEREIN SHALL NOT BE PUBLISHED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO CANADA, SOUTH AFRICA, AUSTRALIA, JAPAN, OR IN OR INTO ANY JURISDICTION WHERE SUCH PUBLICATION OR DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW. In particular, in the context of the offer, option rights were exercised in relation to No. 226,763 Withdrawn Shares and pre-emptive rights were exercised in relation to No. 12,329 Withdrawn Shares. Given that the number of Withdrawn Shares purchased in the context of the offer is lower than the aggregate number of Mediaset shares in relation to which the withdrawal right was exercised (in particular, equal to 492,691), the outstanding No. 253,599 Mediaset shares which remained unsold will be purchased by MFE upon completion of the Merger. The completion of the procedure and the settlement of the shares purchased in the context of offer are conditional upon completion of the Merger. Those who have elected to purchase the Withdrawn Shares in the context of offer will be entitled to receive MFE ordinary shares in exchange for the Withdrawn Shares purchased, which will be cancelled, based on the exchange ratio established for the Merger, i.e. No. 1 MFE ordinary share for each Mediaset share. Mediaset further gives notice that the term for the creditors’ opposition right, pursuant to Italian law, expired on 5 November 2019 and no creditors’ oppositions were filed. For further details, please refer to the documentation drawn up in relation to the Merger, which has been made available on the corporate website of Mediaset (www.mediaset.it). Cologno Monzese, 12 November 2019 Department of Communications and Media Relations Tel. +39 0225149301 Fax +39 0287181395 e-mail: direzionecomunicazione@mediaset.it www.mediaset.it/corporate/ Investor Relations Department Tel. +39 0225147008 Fax +39 0225148535 e-mail: investor.relations@mediaset.it http://www.mediaset.it/investor * * * US investors disclaimer The transaction is made for the securities of a foreign company. The transaction is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the documents, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the issuer may purchase securities otherwise than in the transaction, such as in open market or privately negotiated purchases. 4

THIS PRESS RELEASE AND ANY INFORMATION CONTAINED HEREIN SHALL NOT BE PUBLISHED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO CANADA, SOUTH AFRICA, AUSTRALIA, JAPAN, OR IN OR INTO ANY JURISDICTION WHERE SUCH PUBLICATION OR DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW.

GRUPPO MEDIASET

MEDIASET GROUP

Highlights from the consolidated income statement *in €m*

	To 30 September		Q3	
	2019	**2018**	**2019**	**2018**
Consolidated net revenues	**2,030.4**	**2,433.5**	**548.0**	**629.1**
Labour costs	363.0	359.5	117.4	120.7
Procurement, services and other costs	1,069.3	1,320.3	306.4	354.7
Operating costs	**1,432.2**	**1,679.8**	**423.8**	**475.4**
Gross operating profit (EBITDA)	**598.2**	**753.7**	**124.1**	**153.7**
Amortisation of rights	335.8	565.0	101.6	134.3
Other amortisation and depreciations	73.7	74.2	25.5	28.5
Total amortisation and depreciations	**409.6**	**639.2**	**127.1**	**162.8**
Operating profit (EBIT)	**188.6**	**114.5**	**(3.0)**	**(9.1)**
Financial income /(charges)	(16.5)	(13.4)	0.2	(4.4)
Income/(charges) from investments	48.2	9.4	6.1	0.3
Profit before taxation	**220.3**	**110.6**	**3.3**	**(13.9)**
Income taxes	(46.0)	(34.3)	2.8	1.3
Minority interest (profit)/loss	(72.8)	(70.6)	(13.5)	(10.3)
Net profit from operations	**101.5**	**5.6**	**(7.4)**	**(22.8)**
Net result from discontinued operations	-	21.4	-	7.0
Profit/Loss for the Mediaset Group	**101.5**	**27.0**	**(7.4)**	**(15.8)**

Highlights from the consolidated balance sheet *(*)* *in €m*

	30/09/2019	**31/12/2018**
Television and film rights	1,053.3	972.2
Goodwill	799.6	794.1
Other tangible/intangible assets	974.3	822.5
Financial assets	837.7	571.9
Net working capital & other assets/liabilities	414.7	500.9
Severance indemnity reserve	(72.7)	(68.9)
Net invested capital	**4,007.0**	**3,592.6**
Net Group assets	2,450.5	2,412.4
Shareholders' equity and minority interest	392.7	443.7
Net assets	**2,843.3**	**2,856.2**
Net financial debt	**1,163.7**	**736.4**

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